

FOR IMMEDIATE RELEASE

FORWARD REPORTS FISCAL 2014 RESULTS

West Palm Beach, FL – December 9, 2014 – Forward Industries, Inc. (NASDAQ:FORD) (“Forward” or the “Company”), a designer and distributor of custom carry and protective solutions, today announced financial results for its fiscal year ended September 30, 2014.

Forward generated an operating loss of ($0.1) million in fiscal 2014 compared to operating income of $0.7 million in fiscal 2013. Notwithstanding an increase in sales volumes and net sales revenue year on year of approximately 8% to $33.4 million in fiscal 2014, primarily related to increased demand for our diabetic product line, our cost of sales in the period eroded the gains from this revenue growth, rising by approximately 9% to $26.8 million in fiscal 2014. This resulted in a decline in our gross margin from 21% in fiscal 2013 to 20% in fiscal 2014. In addition, our sales and marketing expenses increased $0.6 million, or 28%, to $2.8 million in fiscal 2014 compared to $2.2 million in fiscal 2013, due primarily to higher personnel costs as a result of Forward management's decision to expand and restructure our sales and sales support departments. Our general and administrative expenses also increased $0.3 million, or 10%, to $3.8 million in fiscal 2014 from $3.5 million in fiscal 2013 due primarily to increased professional fees related to our M&A efforts and the legal support and representation surrounding the lawsuit filed by our former Chief Financial Officer, James McKenna, and our pursuit of counter-claims against Terence Bernard Wise in his ongoing proxy campaign.

Fiscal 2014 Financial Results – Compared to the fiscal 2013 results:

- Net sales increased $2.5 million, or 8%, to $33.4 million in fiscal 2014 from $30.9 million in fiscal 2013 due to higher sales in both product lines. Sales in Diabetic Products increased $2.0 million and sales in Other Products increased $0.5 million.
- Gross profit increased $0.2 million, or 3%, to $6.6 million in fiscal 2014 from $6.4 million in fiscal 2013. As a percentage of sales, our gross margin declined to 20% in fiscal 2014, compared to 21% in fiscal 2013. The gross profit increase was driven primarily by a year over year increase in sales volume.
- Sales and marketing expenses increased $0.6 million, or 28%, to $2.8 million in fiscal 2014 compared to $2.2 million in fiscal 2013, due primarily to higher personnel costs as a result of expanding and restructuring our sales and sales support departments, including their respective compensation schemes.
- General and administrative expenses increased $0.3 million, or 10%, to $3.8 million in fiscal 2014 from $3.5 million in fiscal 2013 due primarily to increased

professional fees related to our M&A efforts and the legal support and representation surrounding the lawsuit filed by our former Chief Financial Officer, James McKenna, and our pursuit of counter-claims against Terence Bernard Wise in his on-going proxy campaign.

- Other (income) expense, net, was $0.4 million of expense in fiscal 2014 compared to $0.7 million of expense in fiscal 2013 primarily as a result of realized and unrealized gains and losses on investments in marketable securities and the change in the fair market value of warrant liabilities.

- Net loss from continuing operations was ($0.5) million, or ($0.08) per basic and diluted share (after deducting preferred stock dividends and accretion), in fiscal 2014 compared to $5 thousand of income, or ($0.07) per basic and diluted share (after deducting preferred stock dividends and accretion), in fiscal 2013.

- Net loss from discontinued operations was ($0.3) million, or ($0.04) per basic and diluted share, in fiscal 2014, compared to ($0.2) million, or ($0.02) per basic and diluted share, in fiscal 2013.

Robert Garrett, Jr., Forward's Chief Executive Officer, commented: "In the face of challenging conditions in our core market, the Company grew sales by 8% to $33.4 million. We continue to believe that the investments we have made in strengthening our design and sales support teams have improved the level of service we provide to our customer base, allowing us to both protect and grow these important relationships as well as target a new customer base with our innovative and differentiated solutions.

"While we note that the Company's operations continue to generate a profit, excluding the legal and professional expenses explained above, we are also realistic and understand the growth challenges that we face, which include our customer and product concentrations, which impose on us a heightened sensitivity to fluctuations in sales demand and downward pricing pressure.

"Accordingly, and as part of our fiduciary duty to shareholders, we must consider all strategic alternatives, including reinvestment in organic growth, non-organic growth through acquisition, an outright sale of the legacy business and/or other monetization of assets. Your board has retained experienced financial advisers to help maximize value to shareholders in the process."

The tables below are derived from the Company's audited consolidated financial statements included in its Annual Report on Form 10-K filed today with the Securities and Exchange Commission. Please refer to the Form 10-K for complete financial statements and further information regarding the Company's results of operations and financial condition relating to the fiscal years ended September 30, 2014 and 2013. Please also refer to the Form 10-K for a discussion of risk factors applicable to the Company and its business.

Note Regarding Forward-Looking Statements

In addition to the historical information contained herein, this press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that reflect Forward's current expectations and projections about its future results, performance, prospects and opportunities. Forward has tried to identify these forward-looking statements by using words such as "may", "should," "expect," "hope," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. No assurance can be given that the actual results will be consistent with the forward-looking statements. Investors should read carefully the factors described in the "Risk Factors" section of the Company's filings with the SEC, including the Company's Form 10-K for the year ended September 30, 2014 for information regarding risk factors that could affect the Company's results. Except as otherwise required by Federal securities laws, Forward undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

About Forward Industries

Incorporated in 1962, and headquartered West Palm Beach, Florida, Forward Industries is a global designer and distributor of mobile device cases and accessories. Forward's products can be viewed online at www.forwardindustries.com.

Additional Information and Where to Find It

Terence Bernard Wise, a current director of the Company, together with other participants (collectively, the "Wise Group"), has filed definitive proxy materials with the SEC indicating an intent to solicit proxies for the election of individuals as directors in opposition to the Company's slate of director nominees at the 2014 Annual Meeting of Shareholders. The Company believes the Wise Group failed to properly nominate its alternative slate of director candidates in compliance with the nomination procedures established in the Company's Amended and Restated By-Laws. As a result, the Company believes any purported nomination by the Wise Group at the 2014 Annual Meeting of Shareholders is invalid. The Company is seeking declaratory and injunctive relief from a New York State court to prevent the Wise Group's invalid and improper solicitation. At a hearing on December 1, 2014, the court denied the Company's request for preliminary injunctive relief. On December 2, 2014, the Company filed a notice of appeal of the court's order to the Supreme Court of the State of New York, Appellate Division, Second Department and on December 3, 2014, the Company moved before such appellate court for the preliminary injunctive relief denied below. That motion remains pending, as does the case before the lower court.

Unless the court determines that the Wise Group's nomination is invalid, shareholders may receive materials from the Wise Group, including a proxy statement and proxy card, soliciting proxies for the election of its slate of alternative director candidates. **The Company has made a preliminary filing with the SEC of a proxy statement and accompanying proxy card in connection with the 2014 Annual Meeting of Shareholders. Shareholders are urged to read the proxy statement for the 2014 Annual Meeting of Shareholders, as well as other documents filed with the SEC, as they become available because they will contain important information. The final proxy statement will be mailed to shareholders of the Company. Shareholders may obtain free copies of these documents (as they are available) and other documents filed with the SEC at (www.sec.gov) or by contacting the Company at (561) 465-0030.**

Participants in the Solicitation of Proxies

The following directors and executive officers of the Company may be deemed to be participants in the solicitation of proxies from shareholders in connection with the Company's 2014 Annual Meeting of Shareholders (each individual's beneficial ownership of shares of Common Stock of the Company is set forth in the parenthetical opposite his name): Robert Garrett, Jr. (249,491 shares), Frank LaGrange Johnson (202,855 shares), Robert M. Neal (69,347 shares), John F. Chiste (45,000 shares) and Joseph E. Mullin (15,000 shares). **Shareholders are advised to read the Company's proxy statement for the 2014 Annual Meeting of Shareholders and other relevant documents as they become available, because they will contain important information.** You can obtain free copies of these documents from the Company as described above.

Contact:
Forward Industries, Inc.
Robert Garrett Jr., President and Chief Executive Officer
(561) 465-0030

FORWARD INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Fiscal Years Ended September 30,	
	2014	2013
Net sales	$ 33,359,918	$ 30,910,506
Cost of goods sold	26,805,193	24,533,154
Gross profit	6,554,725	6,377,352
Operating expenses		
Sales and marketing	2,805,643	2,187,315
General and administrative	3,847,759	3,484,222
Total operating expenses	6,653,402	5,671,537
(Loss) income from operations	(98,677)	705,815
Other (income) expense:		
Interest income	(33,916)	(4,626)
Loss on marketable securities, net	246,687	722,347
Loss (gain) on change in fair market value of warrant liabilities	136,258	(49,618)
Other expense, net	26,166	31,770
Total other expense, net	375,195	699,873
(Loss) income from continuing operations before income tax expense	(473,872)	5,942
Income tax expense	-	507
(Loss) income from continuing operations	(473,872)	5,435
Loss from discontinued operations,		
net of tax benefit of $0 and $(6,002), respectively	(326,034)	(212,321)
Net loss	(799,906)	(206,886)
Preferred stock dividends, accretion and		
beneficial conversion feature	(193,200)	(546,888)
Net loss applicable to common equity	$ (993,106)	$ (753,774)
Net loss	$ (799,906)	$ (206,886)
Other comprehensive income (loss):		
Change in unrealized gains on marketable securities, net of tax	-	23,744
Translation adjustments	40	(8,254)
Total other comprehensive income	40	15,490
Comprehensive loss	$ (799,866)	$ (191,396)
Net loss per basic and diluted common shares:		
Loss from continuing operations	$ (0.08)	$ (0.07)
Loss from discontinued operations	(0.04)	(0.02)
Net loss per share	$ (0.12)	$ (0.09)
Weighted average number of common and		
common equivalent shares outstanding		
Basic and diluted	8,186,926	8,111,226

FORWARD INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

| | September 30, | |
	2014	2013
Assets		
Current assets:		
Cash and cash equivalents	$ 6,477,132	$ 6,616,995
Marketable securities	1,051,230	1,080,747
Accounts receivable	6,124,871	4,382,406
Inventories	2,374,837	2,050,710
Prepaid expenses and other current assets	401,510	390,153
Current assets of discontinued operations	39	339,382
Total current assets	16,429,619	14,860,393
Property and equipment, net	98,990	129,987
Other assets	40,962	40,493
Total Assets	$ 16,569,571	$ 15,030,873
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 666,630	$ 3,433,408
Due to Forward China	5,215,768	107,785
Accrued expenses and other current liabilities	548,515	1,195,560
Current liabilities of discontinued operations	3,396	25,438
Total current liabilities	6,434,309	4,762,191
Other liabilities	115,202	157,708
Total Liabilities	6,549,511	4,919,899
6% Senior convertible preferred stock, par value $0.01 per share; 1,500,000 shares authorized; 648,846 shares issued and outstanding (aggregate liquidation value of $1,275,000 as of September 30, 2014 and 2013)	833,365	716,664
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, par value $0.01 per share; 4,000,000 shares authorized; 2,400,000 undesignated:		
Series A participating preferred stock, par value $0.01; 100,000 shares authorized; no shares issued and outstanding	-	-
Common stock, par value $0.01 per share; 40,000,000 shares authorized; 9,159,796 and 9,190,467 shares issued, plus 8,453,386 and 8,484,057 shares outstanding, at September 30, 2014 and 2013, respectively	91,598	91,905
Additional paid-in capital	18,747,371	17,961,613
Treasury stock, 706,410 shares at cost	(1,260,057)	(1,260,057)
Accumulated deficit	(8,371,806)	(7,378,700)
Accumulated other comprehensive loss	(20,411)	(20,451)
Total shareholders' equity	9,186,695	9,394,310
Total liabilities and shareholders' equity	$ 16,569,571	$ 15,030,873